September 27, 2011

Martin James
Accounting Branch Chief
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Jazz Technologies, Inc. Form 10-K for the fiscal year ended December 31, 2010 Filed February 22, 2011 Form 10-Q for the period ended March 31, 2011 Filed May 20, 2011 File No. 001-32832

Dear Mr. James:

This letter, which has also been filed electronically with the Securities and Exchange Commission (the “Commission”), is being filed by Jazz Technologies, Inc. (the “Company” or “Jazz”) in response to your letter dated September 15, 2011 (the “Comment Letter”), setting forth the comments of the Commission’s Staff (the “Staff”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 that was filed with the Commission on February 22, 2011 (the “Form 10-K”).  The text of the Staff’s comments has been included in this letter in italics with our responses in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter. Page references in the text of this response letter correspond to the page numbers of the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2010

Financial Statements

Revenue Recognition, page 31

1.
We recognize your response to Comment 3 wherein you indicate that you may revise your disclosure to clarify your specific situation. However, we do not believe you responded fully to our comment and it remains unclear to us why “revenue from contracts with multiple elements are recognized as each element is earned based on the relative selling price of each element.” Also, it appears from your disclosure on page 31 that you have not adopted ASU 2009-13 in the consolidated financial statements presented in your Form 10-K. Please explain how your abovementioned policy of recognizing revenue based on the relative “selling price” of each element complies with FASB ASC 605-25 prior to it being amended by ASU 2009-13.

We noted the Staff comment and regret that our previous response seemed as if it was not fully responsive to the comment. The Staff is further advised that in very limited circumstances we offer services prior to the wafer production phase. These are the only transactions that we consider may have multiple elements. Those are the only transactions referred to in the notes to the financial statements. In such transactions, in addition to service fees charged, the contract also specifies a price per wafer that would be applicable for future purchase orders during the production phase (it is important to note that at the contract date no client obligation exists for any future wafer purchases). It is in those cases where we examine the possibility of multiple elements. Such transactions may include the following elements: (i) NRE services and (ii) significant discount on future purchases (option to purchase at future date with specified price). As was explained in our previous response we historically reached the conclusion that no significant discount exists and hence only one element exists. In our determination that no significant discount exists we looked at selling prices for such wafer when sold separately. The determination that no significant discount exists resulted in only one deliverable in the contract that is the NRE services that are recognized when services are rendered, based on the price specified in the contract.

Based on the above analysis it can be seen that the accounting for such transactions prior to the adoption of ASU 2009-13 would be no different than the accounting upon adoption of the ASU. Also, the effect of adoption of the ASU was immaterial as we ordinarily have no multiple elements issues, even for the above described transactions. We had no instances where we deferred revenues for the lack of VSOE, that upon adoption of ASU 2009-13 would have been separated and recognized differently.

We noted the Staff reference to page 31 to our 10-K and that the revenue recognition note uses the terminology of selling price for each element that may imply adoption of the ASU. For that reason, in future filings, the note would be revised to further clarify that we generally have no multiple elements and in certain circumstances evaluate the existence of multiple elements as described above.

Note 6 Convertible Notes

Notes Issued in 2010, page 39

2.
We note from your response that the loss reported of $2.4 million was the excess amount of the sum of (i) the fair value of warrants issued and (ii) the fair value of the New Notes, over the carrying value of the Old Notes exchanged. Please explain to us how you applied paragraphs 40-19 through 40-22 of ASC 470-20 in calculating the loss on debt extinguishment.

The Staff is respectfully advised that upon the adoption of the amendment to ASC 470-20-15, the Company evaluated the effects of the amendment. As disclosed in our financial statements for the year ended December 31, 2009, (see in our 2009 10-K, financial statements, note 2 page 39) the amendment was retrospectively applied to all periods presented prior to the merger with Tower. The Company evaluated the effects of the amendment as of the date of the merger with Tower and determined that it is inapplicable. Such determination is premised on the fact that the conversion is for the shares of Tower and that the obligation to convert was assumed by Tower. As a result, upon consummation of the merger, new notes were issued that are akin to plain debt issued by Jazz and a separate derivative issued by Tower. As such, there is no embedded derivative or conversion feature in Jazz separate financial statements. We believe that since no embedded derivative exists in the notes, following the merger, the guidance in ASC 470-20 (formerly FSP APB 14-1) is not applicable.

Exhibits

3.
We note your response to prior comment 7. Please provide additional support for your conclusion that you are a voluntary filer for all Exchange Act reports commencing in fiscal 2011. In this regard, please refer to Question 153.01 of our Exchange Act Sections Compliance & Disclosure Interpretations and tell us when you deregistered the unsold shares on your effective Form S-3 and S-8 registration statements prior to filing the Form 10-K for the fiscal year ended December 31, 2010.

While the Company does have on file three registration statements that have not been formally terminated by post-effective amendments, they, as a result of the Tower-Jazz merger in 2008,  relate to the resale of Jazz securities which are no longer outstanding or the issuance of Jazz shares that are no longer issuable. We respectfully submit that no purpose is served by requiring Exchange Act reporting in such instance. However, if it remains the Staff’s position that the automatic suspension in Section 15(d) is not available in our circumstances, we will amend the 10-Q’s filed to date this year to include the required certifications and will include such certifications is all reports future reports until such time as we are in accord with the guidance in your Compliance & Disclosure Interpretations.

In connection with our response to your comments we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (949) 435-8626 if you have any questions or would like additional information regarding this response letter.

Sincerely, /s/ ALLEN R. GROGAN Allen R. Grogan Senior Vice President and Chief Legal Officer